Annual Report

Cover Page

Name of issuer:

Carosh Media and Marketing, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: IN

Date of organization: 1/4/2012

Physical address of issuer:

10769 Broadway
#106
Crown Point IN 46307

Website of issuer:

https://carosh.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$91,830.16	$195,714.32
Cash & Cash Equivalents:	$18,247.53	$10,981.97
Accounts Receivable:	$30,386.40	$195,000.00
Short-term Debt:	$350,909.01	$37,703.92
Long-term Debt:	$230,077.88	$245,606.61
Revenues/Sales:	$574,440.72	$445,425.59
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$14,081.23	$38,948.02

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable,

include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Carosh Media and Marketing, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stephanie Lathrop	Senior Consultant	Carosh Compliance Solutions	2018
Roger Shindell	Founder & CEO, Senior Consultant	Carosh Compliance Solutions	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robert O'Meara	Chief Technology Officer	2019
Stephanie Lathrop	COO	2018
Roger Shindell	CEO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Roger Shindell	826.0 Units	82.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible

securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We operate in a highly competitive industry, with many companies competing for business from similar companies operating in the industry on the basis of a number of factors, including the quality and breadth of solutions and services provided, ability to innovate, reputation and the prices of services, and this competition could hurt our financial performance and cash flows.

The market for compliance services and software is competitive, rapidly evolving and highly sensitive to new product and service introductions, technological innovations and marketing efforts by industry participants. We and our competitors compete based on a variety of factors, including the range of offerings we provide, brand recognition, business reputation, financial stability and continuity of client and other intermediary relationships, quality of service, and level of fees charged for our solutions and services. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We compete with many different types of companies that vary in size and scope, including on the services side: CynergisTek, Inc/, Colington Consulting, Clearwater Compliance, EnviroMerica Inc., InCompliance, Healthicity, LLC., Praetorian Secure, RSM US, Acevedo Consulting, Inc., and TBG Security. On the software side: Pcihipaa, Hipaamate, Progress Software, EMS Healthcare Informatics, HIPAAtrek, Vicarius, HIPAA Survival Guide, LogicManager, SecPod Technologies, Ostendio, Congruity 360, Hushmail, DriveStrike, HIPAA One, LifeOmic, Accountable, Inviscid Software, Promisec, Abyde, Azalea Health. In addition, some of our clients may develop the in-house capability to provide the technology, regulatory reporting solutions, performance analytics solutions, and services they have engaged us to perform, obviating the need to hire us.

Some of our current and potential competitors also have significantly greater resources than we do. These resources may allow our competitors to respond more quickly to changes in demand for our solutions and services, and to devote greater resources to developing and promoting their services and to make more attractive offers to potential clients and strategic partners, which could hurt our financial performance. Our competitors may also enter into alliances with each other or other third parties, and through such alliances, acquire increased market share. Increased competition may result in price reductions, reduced gross margins and loss of market share.

Our failure to successfully compete in any of the above-mentioned areas could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends in large part on our ability to attract high-quality management and employees in sales, development, software engineering, operations and support functions. In addition to hiring new employees, we must

continue to focus on retaining our best talent and preserving our culture, values and entrepreneurial environment. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the ongoing expansion of our business, could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and employees. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments. In addition, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business, financial condition and results of operations will be harmed.

Sustaining growth will also require us to commit additional sales, management, operational and financial resources and to maintain appropriate operational and financial systems. In addition, continued growth increases the challenges involved in:

successfully expanding the range of solutions and services offered to our clients;

developing and improving our internal administrative infrastructure, particularly our financial, operational, compliance, record-keeping, communications and other internal systems; and

maintaining high levels of satisfaction with our solutions and services among clients.

We may not be able to manage our expanding operations effectively or maintain or accelerate our growth, and any failure to do so could adversely affect our business, financial condition, results of operations and cash flows.

We are dependent on for the vast majority of our revenues, and to the extent market volatility, a downturn in economic conditions or other factors cause negative trends or fluctuations in the value of the assets on our platform, our fee-based revenue and earnings may decline.

Demand for our solutions and services could decline for client-based reasons. Consolidation or limited growth in the industries we serve, could reduce the number of our clients and potential clients. Political or regulatory events or changes that adversely affect our clients', could decrease demand for our solutions and services and thereby decrease our revenues. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Our clients may seek to negotiate a lower fee percentage or may cease using our services, which could limit the growth of, or decrease, our revenues.

Our revenues are derived from fees we charge our clients based on an agreed upon annual rate. Our clients may, for a number of reasons, seek to negotiate a lower rate.

solutions and services, clients, employees and vendors. If we are not able to respond to and manage the impact of such events effectively, our business, results of operations and financial condition may be materially and adversely affected.

We could face liability or incur costs to remediate operational errors or to address possible client dissatisfaction.

Operational risk generally refers to the risk of loss resulting from our operations. We operate in diverse markets and are reliant on the ability of our employees, systems, solutions and services. In the event of a breakdown or improper operation of our systems, errors in our solutions and services, human error or improper action by employees, we could suffer financial loss or damage to our reputation, including as a result of allegations (and associated claims for contractual or other remedies) by any client that operational errors on our part resulted in financial or other harm to their business.

In addition, there may be circumstances when our clients are dissatisfied with our

solutions and services, even in the absence of an operational error. In such circumstances, we may elect to make payments or otherwise incur increased costs or lower revenues in order to maintain a strong client relationship. In any of the forgoing circumstances, our business, financial condition, reputation or results of operations could be materially adversely affected.

Our business relies heavily on computer equipment, cloud-based services, electronic delivery systems, networks and telecommunications systems and infrastructure, the Internet and the information technology systems of third parties. Any failures or disruptions in any of the foregoing could result in reduced revenues, increased costs and the loss of clients and could harm our business, financial condition, reputation, and results of operations.

Our business relies heavily on our computer equipment (including our servers), cloud-based services, electronic delivery systems, networks and telecommunications systems and infrastructure, the Internet and the information technology systems of third party providers, and the foregoing may be vulnerable to disruptions, failures or slowdowns caused by fire, earthquake, extreme weather events, power loss, telecommunications failure, terrorist attacks, wars, Internet failures, computer viruses, system errors and miscalculations and other events beyond our control. Furthermore, we rely on agreements with our suppliers, such as our current data hosting and service provider agreements with certain third party data providers, to provide us with access to certain computer equipment, cloud-based services, electronic delivery systems, the Internet. A future contractual dispute may arise with one of our suppliers or third party service providers that could cause a disruption or deterioration in our solutions and services, and we are unable to predict whether our agreements with our suppliers can be obtained or renewed on acceptable terms, or at all. An unanticipated disruption, failure or slowdown affecting our key technologies or facilities may have significant ramifications, such as data loss, data corruption, damaged software code, or inability to provide certain solutions and services to our clients. We maintain off-site back-up facilities for our electronic information and computer equipment, but these facilities could be subject to the same interruptions that may affect our primary facilities. Any significant termination of data access, or disruptions, failures, slowdowns, data loss or data corruption could have a material adverse effect on our business, financial condition or results of operations and result in the loss of clients.

We could face liability for certain information we provide, including information based on data we obtain from other parties.

We may be subject to claims for negligence, breach of contract or other claims relating to the information we provide. For example, individuals may take legal action against us if they rely on information we have provided and it contains an error. In addition, we could be subject to claims based upon the content that is accessible from our website through links to other websites. Moreover, we could face liability based on inaccurate information provided to us by others or based on information provided to us by others that have not obtained necessary consents to do so. Defending any such claims could be expensive and time-consuming, and any such claim could materially adversely affect our business, financial condition or results of operations.

If our reputation is harmed, our business, financial condition or results of operations could be materially adversely affected.

Our reputation, which depends on earning and maintaining the trust and confidence of our clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by our clients or others, employee misconduct, perceptions of conflicts of interest and rumors, among other developments, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our solutions and services may not be the same or better than that of other providers can also damage our reputation. Any damage to our reputation could harm our ability to attract and retain clients, which would materially adversely affect our business, financial condition and results of operations.

Our revenue can fluctuate from period to period.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this prospectus:

unanticipated changes to economic terms in contracts with clients, including renegotiations;

downward pressure on fees we charge our clients, which would therefore reduce

downward pressure on fees we charge our clients, which would therefore reduce our revenue;

changes in laws or regulations that could impact our ability to offer solutions and services;

failure to obtain new clients,

failure to expand the services offered to existing clients.

cancellation or non-renewal of existing contracts with clients;

failure to protect our proprietary technology and intellectual property rights;

unanticipated delays in connection with the implementation of our services in relation to our clients' asset portfolios; or

reduction in the suite of solutions and services provided to existing clients.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and our historical results should not be relied upon as indications of our future performance.

Early termination of our client contracts could have a material adverse effect on our business, financial condition or results of operations.

Our contracts with clients are generally terminable upon thirty days' notice by our clients or prior to such time for cause, which may include breach of contract, bankruptcy, insolvency and other reasons. If a significant number of our clients were to terminate their contracts with us and we were unable to obtain a significant number of new clients, our business, financial condition or results of operations could be materially adversely affected.

If our sales cycle lengthens, or if our upfront sales investments do not result in sufficient revenue, our results of operations may be harmed.

While we target small and mid-market organization, for our larger clients, our sales cycle can often last several months or more with our largest clients, who often undertake an extended evaluation process, but this is variable and difficult to predict. If our sales cycle lengthens or our upfront sales investments do not generate sufficient revenue to justify our investments in our sales efforts, our results of operations may be harmed.

.

Although we primarily do not work with protected health information (PHI, some of our services do potentially maintain PHI. W we could face liability related to unauthorized access to, disclosure or theft of the PHI information we store and process and could consequently incur significant costs.

Although we primarily do no work with PHI, clients may maintain PHI n our platform and we could be subject to liability if we were to inappropriately disclose any such PHI, inadvertently or otherwise, or if third parties were able to obtain access to our network, circumvent our security, or otherwise gain access to any user's PHI that we store or process. Any such event could subject us to claims and liability related to unauthorized access to or use of PHI, including claims by such users and by applicable regulatory authorities, which could cause us to incur significant costs and divert the attention of our management and technical personnel, or cause harm to our reputation, and could therefore have a material adverse effect on our business, financial condition or results of operations.

We are also subject to various laws and regulations both in the United States, including the California Consumer Privacy Act,. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data collection, processing, transfer and security could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our business, financial condition or results of operations. Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties, or our legal obligations relating to privacy, or any compromise of security that results in the unauthorized access to, disclosure or misuse of personal information may result in governmental or regulatory investigations, enforcement actions, fines, litigation, or negative publicity and could cause clients to lose trust in us, all of which could be costly and have an adverse effect on our business.

Our future success depends on the efforts of a small management team. The loss

of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Robert O'Meara is a part-time officer. As such, it is likely that the company will not make the same progress as it would if Robert O'Meara were not to continue as part of the management team.

Robert O'Meara is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,000	1,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	NA
Options:	NA

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Minority unitholder
Issue date	12/31/21
Amount	$11,970.00
Outstanding principal plus interest	$11,970.00 as of 01/24/23
Interest rate	0.0% per annum
Current with payments	Yes

This is an ongoing note payable. Twice a month $500 is credited to this loan. The amount raised that is listed is through January 18, 2023. There is no maturity date.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Convertible Note	$63,100	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the

3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Roger Shindell
Amount Invested	$137,077.00
Transaction type	Other
Issue date	01/03/12
Relationship	Managing Member of Carosh

Capital provided to Carosh in increments over the years of business and prior to 2020.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The most efficient and cost-effective HIPAA compliance programs.

The vast majority of providers, particularly small and midsized practices, don't have the knowledge to effectively implement a HIPAA compliance program that will pass regulatory scrutiny. Our goal is to provide the knowledge and tools to address this knowledge gap with solutions tailored specifically to the needs of the individual provider.
Provide HIPAA compliance solutions; HIPAA Express® workshops that implement a full HIPAA compliance program, HIPAA Suite® a cloud-based software platform to manage the implementation and maintenance of a HIPAA compliance program, and custom HIPAA compliance consulting

Sales of $5 million with a product mix of 45% HIPAA Express®, 45% HIPAA Suite®, and 10% custom consulting. We expect the custom consulting to come primarily from up sales from HIPAA Express® and HIPAA Suite® clients, along with our current legacy client base.

Milestones

Carosh Media and Marketing, LLC was incorporated in the State of Indiana in January 2012.

Since then, we have:

- We have a 15 year track record in business with a 92% client retention rate.

- We developed a standardized HIPAA compliance program that is both thorough and affordable.

- We developed a custom compliance platform to manage all aspects of HIPAA compliance.

- We also provide a full range of custom HIPAA compliance programs.

- Products & services are designed for seamless cross & up sell opportunities for revenue enhancements

- Find out more about one of our top products at https://carosh.com/hipaa-compliance-workshop/

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $574,440.72 compared to the year ended December 31, 2022, when the Company had revenues of $445,425.59. Our gross margin was 100.0% in fiscal year 2023, compared to 100.0% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $91,830.16, including $18,247.53 in cash. As of December 31, 2022, the Company had $195,714.32 in total assets, including $10,981.97 in cash.

- *Net Income.* The Company has had net income of $14,081.23 and net income of $38,948.02 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $580,986.89 for the fiscal year ended December 31, 2023 and $283,310.53 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $11,970 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Carosh Media and Marketing, LLC cash in hand is $19,561.11, as of March 2024. Over the last three months, revenues have averaged $86,894/month, cost of goods sold has averaged $1,350/month, and operational expenses have averaged $25,000/month, for an average net margin of $60,544 per month. Our intent is to be profitable in 0 months.

We have made no material changes since the 2023 financials. All changes occurred during 2023.

$133,000 6 months - $266,500 We are currently profitable and with our increased marketing efforts we expect to scale the company in the next 6-9 months or sooner.

We are currently profitable and the capital raised will allow us to increase our

marketing to scale the business.

We were initially capitalized with $70,000 of convertible debt from family and raised an additional $67,078 of debt from family. We have a bank line of credit $93,000 and have received investment funds along with short-term notes from contractors that believe in our company.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Roger Shindell, certify that:

(1) the financial statements of Carosh Media and Marketing, LLC included in this

Form are true and complete in all material respects ; and

(2) the financial information of Carosh Media and Marketing, LLC included in this

Form reflects accurately the information reported on the tax return for Carosh

Media and Marketing, LLC filed for the most recently completed fiscal year.

Roger Shindell
Founder & CEO, Senior Consultant

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://carosh.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Robert O'Meara
Roger Shindell
Stephanie Lathrop

Appendix E: Supporting Documents

Carosh_Operating_Agreement_As_Ammended_executed__07012022.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Cooley Go Convertible Note
- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Robert O'Meara
- Roger Shindell
- Stephanie Lathrop

Appendix E: Supporting Documents

- Carosh_Operating_Agreement_As_Ammended_executed__07012022.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Carosh Media and Marketing, LLC

By

Roger Shindell

Founder & CEO MS, CHPS, CISA, CIPM

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Roger Shindell

Founder & CEO MS, CHPS, CISA, CIPM
4/2/2024

Stephanie Lathrop

COO
4/2/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.